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                                UNITED STATES SEC            File Number 0-31217
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


Cusip Number  -  None Yet

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One) X Form 10-KSB   Form 20-F  Form 11-K  Form 10-Q  Form N-SAR
           --            --          --          --         --

       For Period Ended: February 28, 2001
[  ]   Transition Report on Form 10-K
[  ]   Transition Report on Form 20-F
[  ]   Transition Report on Form 11-K
[  ]   Transition Report on Form 10-Q
[  ]   Transition Report on Form N-SAR
       For the Transition Period Ended:
                                        ----------------------

   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

            Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

E-Star Holdings, Inc.
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Full Name of Registrant

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Former Name if Applicable

165 EAB Plaza, West Tower, 6th Floor,
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Address of Principal Executive Office (STREET AND NUMBER)

Uniondale, NY 11566
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City, State and Zip Code




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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X      (a)      The reasons described in reasonable detail in Part III of
----             this form could not be eliminated without unreasonable
                 effort or expense;


 X      (b)      The subject annual report, semi-annual report, transition
----             report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or
                 portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


 __     (c)      The accountant's statement or other exhibit required by
                 Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

PART IV  - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        JASON LEVINE               (516)                       484-5190
        -------------              ------                      --------
          (Name)                 (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s)
                            x   Yes    __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
        portion thereof:     x   Yes    ___ No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                              E-Star Holdings, Inc.

             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 30, 2001                  By   /s/ Jason Levine
    ---------------------------        --------------------------------
                                       Jason Levine, Vice President
                                       and Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                               GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(b) of this chapter).


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Part III

        In February 2001, one of the Company's executive officer's employment with the Company was terminated and another left the Company's employ. They have not yet been replaced although the Company has and is interviewing persons to replace them. These two executive officers were the ones the Company relied on to gather and analyze the information required to be included in the Company's Form 10-KSB. The Company's two remaining executive officers have devoted as much of their time as possible to gathering and analyzing such information, and are presently completing the supervision of that task. However, such two remaining executive officers have had to devote almost all their time to supervising and helping to operate the Company's car wash and gasoline station facilities and to the construction and other work required to complete and open some of those facilities in the past five months.


Part IV

        The Company commenced activities on August 1, 1999 (Inception Date). From its Inception Date to February 29, 2000 (the end of the Company's first fiscal year), the Company had insignificant revenues ($41,087) from one facility whose operations were discontinued and replaced by new and renovated facilities at the same location. During its fiscal year ended February 28, 2001, the Company had in operation during different portions of that year four facilities with gross revenues of approximately $7,500,000 and a net loss of approximately $2,500,000. The Company anticipates that it will reach cash break even in June 2001 when it will have six facilities operational as car washes, of which four will also contain gas stations and one of those four will also have a fast lube facility. In June 2001, the Company also expects to start receiving revenue from the rental of its Port Jefferson facility to a non affiliated third party.



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